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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

GRAVITY CO., LTD.
(Name of Issuer)
COMMON STOCK, PAR VALUE WON 500 PER SHARE
(Title of Class of Securities)
38911N107
(CUSIP Number)
Yoo Il Young
EZER Inc.
4-20-19 Minami-Aoyama,
Minato-ku, Tokyo
Japan
+81-3-3478-8836
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38911N107

1	NAMES OF REPORTING PERSONS EZER INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	JAPAN

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,640,619

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	38911N107

1	NAMES OF REPORTING PERSONS YOO IL YOUNG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	KOREA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,640,619

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No.2 to Schedule 13D amends and supplements the Schedule 13D filed on August 30, 2005 (File No. 005-80768), as amended and restated in its entirety by Amendment No. 1 thereto filed on September 9, 2005, by (i) Techno Groove Co., Ltd. (“Techno Groove”), (ii) Asian Groove, Inc. (“Asian Groove”), (iii) Taizo Son, (iv) EZER Inc. (“EZER”), (v) Yoo Il Young (a/k/a Nichiei Ryu) and (vi) Masayoshi Son, with respect to the common stock, par value Won 500 per share, of Gravity Co., Ltd, and is being filed only by EZER and Yoo Il Young, who are collectively referred to as the “Reporting Persons.”
Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on August 30, 2005, as amended.
ITEM 1. SECURITY AND ISSUER
Item 1 is hereby amended and restated as follows:
This statement relates to the Common Stock, par value Won 500 per share (the “Common Stock”) of Gravity Co., Ltd. (the “Company”). The principal executive offices of the Company are located at 14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea.
ITEM 2. IDENTITY AND BACKGROUND
Item 2 is hereby amended and supplemented by adding the following:
The current address of EZER’s principal business and office is 4-20-19, Minami-Aoyama, Minato-ku, Tokyo, Japan. The principal business of EZER is management consulting, and investing in and managing, technology-related businesses.
Yoo Il Young (a/k/a Nichiei Ryu) is a Korean citizen. Yoo Il Young’s principal occupation is chairman, chief executive officer and representative director of the Company (since September 21, 2005), and his principal business address is at 14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea. Yoo Il Young is representative director of EZER and owns all of the issued share capital of EZER.
Neither of the Reporting Persons nor, to the best knowledge and belief of the Reporting Persons, any executive officer or director of EZER, has during the last five years been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
N/A
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented by adding the following:
As a result of the transaction described in Item 5, the Reporting Persons no longer beneficially hold any Common Stock.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and supplemented by adding the following:
On December 25, 2006, the TK Agreement between EZER and Techno Groove was terminated by EZER and Asian Groove (as Techno Groove’s successor pursuant to a merger between Asian Groove and Techno Groove consummated on October 31, 2006). In connection with this termination, EZER acquired all of the 3,640,619 shares of Common Stock subject to the TK Agreement, and returned to Asian Groove its 9,921,679,586 yen remaining capital contribution amount under the TK Agreement.

The acquisition of Common Stock by EZER under the TK Agreement was financed by the issuance by EZER to Son Assets Management Inc. (“SAM”) of EZER Series One Corporate Bond in the principal amount of 9,930,000,000 yen (the “EZER Series One Corporate Bond”).
On October 19, 2007, Ezer entered into an accord and satisfaction agreement (the “Accord and Satisfaction Agreement”) with SAM under which SAM will acquire 3,640,619 shares of Common Stock on the later to occur of (i) November 20, 2007, and (ii) the date the Korean Fair Trade Commission approves the transfer of such shares (the “Closing Date”). The acquisition of such Common Stock by SAM will be in satisfaction of EZER’s obligations under the EZER Series One Corporate Bond in an amount based upon the NASDAQ closing price of the Common Stock on the day prior to the Closing Date. The description of the Accord and Satisfaction Agreement in this Item 5 is qualified by reference to the Accord and Satisfaction Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and incorporated herein by reference in its entirety.
As a result of the transaction described above, on the Closing Date, EZER will no longer hold any shares of Common Stock.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information required by this item is contained in Items 2 and 4 of this statement on Schedule 13D.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A
Agreement of Joint Filing, dated as of November 1, 2007, by and between the Reporting Persons.
Exhibit B
Accord and Satisfaction Agreement dated October 19, 2007, by and between Son Asset Management Godo Kaisha and EZER Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2007

EZER Inc.
By:	/s/ Yoo Il Young
	Name:	Yoo Il Young
	Title:	Representative Director

/s/ Yoo Il Young
Yoo Il Young